UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATYR PHARMA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

002120103

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002120103

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

125,992 shares , except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

125,992 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,992 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 002120103

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,456 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,456 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,456 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 002120103

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

863 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

863 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 863 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 002120103

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,260 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,260 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 002120103

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

130,571 shares, of which 125,992 shares are directly owned by PVP V, 2,456 shares are directly owned by PVPE V, 863 shares are directly owned by PVPFF V and 1,260 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

130,571 shares, of which 125,992 shares are directly owned by PVP V, 2,456 shares are directly owned by PVPE V, 863 shares are directly owned by PVPFF V and 1,260 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,571 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 002120103

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

130,571 shares, of which 125,992 shares are directly owned by PVP V, 2,456 shares are directly owned by PVPE V, 863 shares are directly owned by PVPFF V and 1,260 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”) and McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

130,571 shares, of which 125,992 shares are directly owned by PVP V, 2,456 shares are directly owned by PVPE V, 863 shares are directly owned by PVPFF V and 1,260 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, andMcGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,571 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 002120103

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

130,571 shares, of which 125,992 shares are directly owned by PVP V, 2,456 shares are directly owned by PVPE V, 863 shares are directly owned by PVPFF V and 1,260 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares and Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

130,571 shares, of which 125,992 shares are directly owned by PVP V, 2,456 shares are directly owned by PVPE V, 863 shares are directly owned by PVPFF V and 1,260 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares and Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,571 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 002120103

1.	Names of Reporting Persons. Amir Nashat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 898 shares are directly owned by Nashat.
	8.	Shared Voting Power See response to row 7.
	9.	Sole Dispositive Power 898 shares are directly owned by Nashat.
	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 898 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 002120103

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2015 by the Reporting Persons, (the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report that the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

Item 2. Identity and Background.

(a) This Amendment No. 1 is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, Flint, McGuire and Nashat (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(c) Flint and McGuire are the managing members of PVM V, and Amir Nashat (“Nashat”) is the holder of an assignee interest in PVM V.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, MA 02210.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 3,531,370 shares of Common Stock outstanding as of June 28, 2019 as reported by the Issuer to the Reporting Persons, after taking into account a 1:14 reverse stock split of the Issuer’s Common Stock effected on June 28, 2019.

(a) PVP V directly beneficially owns 125,992 shares of Common Stock, or approximately 3.6% of the Common Stock outstanding. PVPE V directly beneficially owns 2,456 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPFF V directly beneficially owns 863 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVPSFF V directly beneficially owns 1,260 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Nashat directly owns 898 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding.

(b) The managing members of PVM V may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM V, in the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V. PVM V may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Nashat, as a former member of the board of directors of the Issuer, is no longer deemed to share voting and dispositive power with respect to the securities of the Issuer beneficially owned by PVP V, PVPE V, PVPEF V and PVPSFF V, respectively.

(e) The Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities due to dilution resulting from increases in the total number of shares of Common Stock outstanding.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D.

B	Power of Attorney (Jonathan A. Flint)

C	Power of Attorney (Terrance G. McGuire)

D	Power of Attorney (Amir Nashat)

CUSIP No. 002120103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2019

POLARIS VENTURE PARTNERS V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

CUSIP No. 002120103

JONATHAN A. FLINT

By:	*

Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*

Terrance G. McGuire

AMIR NASHAT

By:	*

Amir Nashat

*By:	/s/ Harold Friedman
Name:	Harold Friedman
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]